ITBiometrics

Simple and Secure

Biometrics to secure financial transactions – Simple & Secure

2021

Annual Fraud and Theft In Financial Transactions:





- Payment Card Fraud: $28 Billion USD
- Digital Currency Theft: $3 Billion USD

ITBiometrics, Inc.

Biometrics to secure financial transactions – Simple & Secure


ITBiometrics
Simple and Secure
biometric
5412 7512 3412 3456
VALID THRU
12/23
Lee M. Cardholder
mastercard.




ITBiometrics
Simple and Secure
Mr. Walter Smith
VISA

Unique Benefits - Frictionless and Secure

Enhanced Biometrics

Ease of Use

No passwords, pins or passphrase



verify fingerprint while detecting a thermal signature and measuring blood flow.

Business Model

- Hardware sales

- Mobile and Desktop Apps
    - Subscription


YOUR ACCOUNTS
Bitcoin
My savings
0,007896 BTC
234 USD
Work
0,05671 BTC
124 USD
Shopping
0,00983246 BTC
678 USD
Personal funds
0,004546 BTC
160 USD

Biometric Payments Products

-Point of sale

-Mobile/tablet

-Desktop/laptop


ITBiometrics
Simple and Secure
biometric
5412 7512 3412 3456
VALID THRU
12/23
Lee M. Cardholder
mastercard




ITBiometrics
Mr. Walter Smith
VISA

Veteran startup executives with global business leadership experience



Andy Finch
CEO



Dr. P. Subrahmanyam
CTO



Ken Silverman
Chief Architect



Howard Prager
Chairman, Founder

Team Cont’



Amarjot Saigal



Mick Davis



Michele Fisher
COO



Gene Massey
Consultant

Use of Proceeds



ITBiometrics
Simple and Secure
5412 7512 3412 3456
12/23
Lee M. Cardholder
biometric
mastercard

$1.07MM US – Reg CF



- Expand Product Development (hardware and apps)
- Marketing & sales
- Ramping manufacturing
- Marketing Reg A Costs

Get in Touch

to discuss biometric security and global distribution plans.

Howard Prager, Chairman
hprager@itbiometrics.com

Andy Finch, CEO
afinch@itbiometrics.com